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Exhibit 12.1

CALCULATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

		Years Ended September 30,
	Three Months Ended December 31, 2012
(Dollars in thousands)		2012	2011	2010	2009	2008
Earnings
Pre-tax income from continuing operations	$4,600	$14,093	$11,215	$3,552	$6,707	$3,573
Add:
Fixed charges	1,912	9,014	13,234	18,621	26,445	37,796
Distributed income from equity investees	151	1,025	1,093	1,089	1,047	756

Total Earnings	$6,663	$24,132	$25,542	$23,262	$34,199	$42,125

Fixed Charges and Preference Dividends
Interest expensed and capitalized	$1,805	$8,678	$12,951	$18,392	$26,215	$37,653
Interest portion of rental expense	107	336	283	229	230	143

Total fixed charges	1,912	9,014	13,234	18,621	26,445	37,796

Preference security dividend	128	2,936	2,873	2,222	1,671	—

Combined fixed charges and preference dividends	$2,040	$11,950	$16,107	$20,843	$28,116	$37,796

Ratio of earnings to fixed charges	3.48x	2.68x	1.93x	1.25x	1.29x	1.11x
Ratio of combined fixed charges and preference dividends to earnings	0.24x	0.36x	0.42x	0.50x	0.46x	0.47x

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  Exhibit 12.1
CALCULATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES